UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 16, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance

February 16th, 2022

Medellín, Colombia

BANCOLOMBIA S.A. COMMITTED TO ENSURING THE FAIR TREATMENT OF ITS SHAREHOLDERS

Ensuring the fair treatment of all of Bancolombia’s shareholders in the Ordinary General Shareholders’ Meeting to be held on March 18, 2022 will be a priority. Accordingly, the legal representatives, management and other employees of Bancolombia SA, as well as the legal representatives, management and other employees of Fiduciaria Bancolombia SA, the entity responsible for administering the bank's shares, are prohibited from:

• Encouraging, promoting or suggesting that shareholders grant blank-check powers, where the name of the representative for the shareholders' meetings does not appear clearly defined.

• Receiving powers from the shareholders where the name of the respective representative for the shareholders’ meeting does not appear clearly defined.

• Accepting powers conferred by the shareholders as valid if all legal requirements have not been fulfilled. Powers-of-attorney must be granted in writing, indicating the name of the representative, the person who can replace the representative, if applicable, and the date of the meeting. Legal entities that grant powers-of-attorney must include a recent certificate of good standing that proves their existence and representation in accordance with the law.

• Suggesting or determining the names of those who will act as representatives of the shareholders at the meetings.

• Recommending that shareholders vote for a certain proposal. This does not restrict the Board of Directors or the CEO, in the exercise of their duties, from presenting proposals for the consideration of the shareholders’ meeting.

• Coordinating or entering into an agreement with any shareholder or with any representative of shareholders to vote in favor or against any proposal that is presented in the shareholders’ meeting.

The behaviors described will also be prohibited when they are carried out through a legal representative, agent or intermediary.

Article 33 of the Bylaws establishes that management and employees, while in the exercise of their duties, may not exercise their powers to represent shares other than their own in shareholders’ meetings, nor substitute the powers granted to them. This prohibition does not apply to legal representation. Management and employees may also not vote, even with their own shares, on the matters related to approving end of the year or liquidation balance sheets and accounts.

The Board of Directors appointed the following employees as responsible for implementing and verifying compliance with the control procedures:

BANCOLOMBIA

Legal Vice President and General Secretary

Legal Director of Company and Corporate Affairs

FUDUCIARIA BANCOLOMBIA

Trust Business Administration Manager

Head of Fiduciary Business Administration Section Medellín

Fiduciary Business Administration Section Analysts Medellín

These employees must check that the powers-of-attorney granted by the shareholders comply with the requirements of article 184 of the Code of Commerce and with the guidelines of the Board of Directors. Powers-of-attorney that are not in compliance with the provisions herein will not be accepted.